Exhibit (a)(1)

March 31, 2017

Dear Shareholder:

As you may be aware by now, SCM Special Fund 3, LP, Lemon Creek Advisers, LP and MacKenzie Capital Management, LP (the “Offerors”) initiated an unsolicited tender offer to buy up to 1,550,000 common shares of beneficial interest (the “Shares”) of United Development Funding IV (the “Trust”) for $1.25 per share in cash (the “Tender Offer”). You should be aware that the Trust is not in any way affiliated with the Offerors and the Trust’s Board of Trustees (the “Board”) makes no recommendation, expresses no opinion and remains neutral regarding whether you should accept or decline the Tender Offer.

As stated in the Offerors’ letter, the Offerors are making this offer “with the intention of making a profit from the ownership of the Shares.” Further, the Offerors state that they “are motivated to establish the lowest price which might be acceptable to [you] consistent with the [Offerors’] objectives.”

The Trust is required by the Securities Exchange Act of 1934, as amended, and the rules and regulations under it, to inform you of the Board’s position, if any, with respect to the Tender Offer. As a result, the Board: (1) reviewed the terms and conditions of the Tender Offer; (2) considered other information relating to the Trust’s historical financial performance, portfolio of assets, current financial condition and future opportunities; and (3) evaluated various other factors it deemed relevant in light of its knowledge of the Trust’s business, financial condition, portfolio of assets and future prospects.

The following are the material factors considered by the Board in evaluating the Tender Offer:

•	The Offerors are making the offer for investment purposes and with the intention of making a profit from the ownership of the Shares by purchasing them at a low price, and shareholders who tender their Shares pursuant to the Tender Offer may be deprived of the potential opportunity to realize the long-term value of their investment in the Trust.

Specifically, the Tender Offer price of $1.25 per share is significantly less than the 30-day OTCMarkets.com price range of $2.25 to $2.85 per share referenced in the Offerors’ Tender Offer materials. Therefore, the Offerors acknowledge that the Tender Offer price was established based on the Offerors’ own objectives (i.e., to make a profit) and not based on what is in the best financial interest of you and the other shareholders;

•	The Offerors acknowledge that they “have not made an independent appraisal of the Shares or the [Trust’s] assets and are not qualified to appraise real estate”;

•	The Trust was unable to timely complete its annual financial statements for the years ended December 31, 2015 and December 31, 2016 or its quarterly financial statements for the quarters ended March 31, 2016, June 30, 2016 and September 30, 2016 because its independent accounting firm elected not to stand for reappointment in November 2015;

•	In June 2016, the Trust announced that it engaged EisnerAmper LLP as its independent accounting firm, and the Trust intends to file its required financial statements as soon as possible. The Trust is not currently able to indicate when the audit of its financial statements will be completed or when the Trust will file periodic reports with the Securities and Exchange Commission (“SEC”) for periods subsequent to September 30, 2015;

•	In December 2016, the Trust announced the total owed by the Trust to institutional lenders and commercial banks under lines of credit and notes payable had been reduced from approximately $170.9 million at September 30, 2015 to approximately $18.4 million as of December 30, 2016.

•	The Trust and certain trustees and members of management have received a “Wells Notice” from the staff of the SEC’s Division of Enforcement stating that the SEC staff has made a preliminary determination to recommend that the SEC file an enforcement action against the Trust and certain individuals alleging violations of certain specific provisions of the Securities Act of 1933 and the Securities Exchange Act of 1934. A Wells Notice is not a formal allegation or a finding of wrongdoing, but is a preliminary determination by the SEC staff that it may recommend to the SEC that a civil enforcement action or administrative proceeding be brought against the recipient. The Trust responded to the Wells Notice in December 2016 and requested that the SEC reject the staff’s recommendation and not authorize an enforcement action against the Trust, as the Trust continues to believe that it has complied with all applicable laws and regulations. The Trust is unable to predict how long the SEC process will last, the outcome of the SEC’s investigation or any action that the SEC may ultimately decide to pursue, or any impact on the Trust as a result of the proposed or any actual enforcement action.

•	The Offerors have engaged an affiliated depositary for the Tender Offer. As a result, there is no independent third party holding funds for the Offerors for payment of the Tender Offer price that can independently verify that such funds are available for payment, and the Offerors may have access to the Shares tendered by shareholders before all conditions to the Tender Offer have been satisfied and tendering shareholders have been paid;

•	There is no guarantee that the Tender Offer can or will be completed as quickly as the Offerors contemplate in the Tender Offer. The Tender Offer does not initially expire until May 5, 2017 and this date may be extended by the Offerors, subject to compliance with applicable securities laws, in their sole discretion;

•	In light of the Tender Offer, it is possible that in the near future other bidders may emerge and make offers to purchase the Shares at prices that may be higher than the price offered by the Offerors. In addition, the Offerors may choose to make one or more tender offers for the Shares in the near future at prices that may be above the current $1.25 per share offered in the Tender Offer. It is important to note that late last year certain affiliates of the Offerors filed documents for a tender offer for the Shares at a purported price of $1.50 per Share. Subsequently, the offer was amended to reduce the price to $1.00 per share. It is possible that the Offerors, or their affiliates, may in the future make additional tender offers at prices above $1.25 per share, or the Offerors may even amend the terms of this Tender Offer to substantially reduce the price payable to you. However, no assurances can be given at this time as to what actions the Offerors or third parties may take, including whether any other tender offers will be made or what prices the Offerors, their affiliates, or other bidders may offer in the future; and

•	The Offerors’ statement that “[t]he lack of any public market for the sale of Shares means that Shareholders have limited alternatives if they seek to sell their Shares” may be intended to capitalize on recent events relating to the Trust and pressure shareholders into making hasty investment decisions without taking adequate time to consider all of the facts relating to the Tender Offer and the Trust.

The Trust notes that the Tender Offer expires May 5, 2017. Shareholders can only withdraw their tender of Shares until May 5, 2017 or, if the Offerors have not agreed to accept payment for Shares tendered pursuant to the Tender Offer, after May 19, 2017 until such time that the Offerors accept payment for such Shares. Except under these limited circumstances, the tender of Shares is irrevocable.

After evaluating the Tender Offer and information regarding the Trust as discussed above, because the Trust does not have current financial information available, the Board determined it is not in a position to express an opinion regarding whether shareholders should accept or reject the Tender Offer at this time. The Board urges each shareholder to make its own decision regarding the Tender Offer based on all of the available information, including the adequacy of the Tender Offer price in light of the shareholder’s own investment objectives and liquidity needs, individual tax and other circumstances as well as the shareholder’s own views as to the Trust’s prospects and outlook and the factors considered by the Board, as described above. Shareholders are urged to consult with their own financial, tax, accounting and legal advisors, and to exercise caution with respect to tender offers.

Please be aware that you are not required to tender your Shares to the Offerors. To reject the Tender Offer, simply ignore it; you do not need to respond to anything. If you have already agreed to tender your Shares pursuant to the Tender Offer, you can withdraw any tender of Shares up until May 5, 2017 (as described in the Tender Offer materials).

Sincerely,

United Development Funding IV

By:	/s/ Hollis M. Greenlaw
Name:	Hollis M. Greenlaw
Title:	Chief Executive Officer

This correspondence contains forward-looking statements relating to the Tender Offer and United Development Funding IV that are based on the Trust’s current expectations and estimates, and are not guarantees of future performance or future events. Such forward-looking statements generally can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “anticipate,” “estimate,” “believe,” or other similar words. Readers of this correspondence should be aware that there are various factors, many of which are beyond the Trust’s control, that could cause actual results to differ materially from any forward-looking statements made in this correspondence. Accordingly, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this correspondence. A number of important factors could cause actual results or events to differ materially from the forward-looking statements contained in this correspondence. Forward-looking statements in this document speak only as of the date on which such statements were made, and we undertake no obligation to update any such statements that may become untrue because of subsequent events.